Commission File No 82-3085

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

SUPPL

02 MAY -7 AM 10:10

17th April 2002

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02028838

Dear Sirs

Jardine Strategic Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 17th April 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Encl

dw 5/8

[Cng/VK/shares-repurchase/jsh2k20417/p3]

www.jardines.com
Incorporated in Bermuda with limited liability

Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Purchase of Own Securities
Released	12:02 17 Apr 2002
RNS Number	6704U

JARDINE STRATEGIC HOLDINGS LIMITED ("JSH")

SHARE REPURCHASE

Please be advised of the following repurchase by JSH of its ordinary shares in the market:-

Date of repurchase:	17th April 2002
Total number of shares repurchased:	153,000 shares
Price paid per share:	US$2.85

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

17th April 2002

www.jardines.com

END